# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AeroVironment Inc, CIK 0001368622
CUSIP: 008073108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 241 18th Street South, Suite 650, Arlington, Virginia (VA), 22202
Date of event which requires filing of this statement: 06/17/2026
Amends the filing with accession number 0001104659-25-046333
Filed by CIK 0002066762
Persons authorized to receive notices and communications: Brian Foist, Arlington Capital Partners, 4747 Bethesda Ave., Suite 500, Bethesda, Maryland (MD), 20814, 202-337-7500

## Reporting persons
- Altitude V Holdings, LLC (CIK 0002066762): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,728,262; shared voting power 0; sole dispositive power 6,728,262; shared dispositive power 0; aggregate amount beneficially owned 6,728,262 (13.5% of the class)
- Altitude VI Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 5,307,628; shared voting power 0; sole dispositive power 5,307,628; shared dispositive power 0; aggregate amount beneficially owned 5,307,628 (10.6% of the class)
- Arlington Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,728,262; shared voting power 0; sole dispositive power 6,728,262; shared dispositive power 0; aggregate amount beneficially owned 6,728,262 (13.5% of the class)
- Arlington Capital Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,307,628; shared voting power 0; sole dispositive power 5,307,628; shared dispositive power 0; aggregate amount beneficially owned 5,307,628 (10.6% of the class)
- Arlington Management V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,728,262; shared voting power 0; sole dispositive power 6,728,262; shared dispositive power 0; aggregate amount beneficially owned 6,728,262 (13.5% of the class)
- Arlington Management VI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,307,628; shared voting power 0; sole dispositive power 5,307,628; shared dispositive power 0; aggregate amount beneficially owned 5,307,628 (10.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: AeroVironment Inc
Address of issuer's principal executive offices: 241 18th Street South, Suite 650, Arlington, Virginia (VA), 22202
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed on May 8, 2025 (the "Schedule 13D") and relates to the common stock, $0.0001 par value ("Common Stock"), of AeroVironment, Inc. (the "Company" or "Issuer"). Except as specifically amended by this Amendment No. 1, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 1 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On June 16, 2026, each of David Wodlinger and Henry Albers provided separate notices informing the Company of their resignation from the Company's board of directors (the "Board") effective June 17, 2026. Both Mr. Wodlinger and Mr. Albers noted in their separate letters that their decision to resign from the Board is not the result of any disagreement with management on any matter relating to the Company's operations, policies, or practices.

As previously disclosed, on May 1, 2025, Mr. Wodlinger and Mr. Albers were appointed to the Board after being named designees of ACP V and ACP VI (collectively, the "Shareholder"), in accordance with the terms of the Shareholder's Agreement, which was previously filed as Exhibit 99.3 to the Schedule 13D.

Following the resignations of Messrs. Wodlinger and Albers, the Shareholder retains the right to designate two successor directors to fill the vacancies created by the resignations. As of the date of this report, the Shareholder has not designated any successor directors. Following these resignations, the Board consists of eight directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 49,933,993 shares outstanding as of March 4, 2026, as reported by the Issuer in its Form 10-Q/A for the quarter ended January 31, 2026, as filed with the SEC on June 22, 2026.

Altitude V is the direct beneficial owner of 6,728,262 shares of Common Stock, representing approximately 13.5% of the outstanding shares of Common Stock. Each of ACP V, as the sole member of Altitude V, and Arlington Management V, as the sole managing member of the general partner of ACP V, may be deemed to beneficially own the shares of Common Stock held by Altitude V.

Altitude VI is the direct beneficial owner of 5,307,628 shares of Common Stock, representing approximately 10.6% of the outstanding shares of Common Stock. Each of ACP VI, as the sole member of Altitude VI, and Arlington Management VI, as the sole managing member of the general partner of ACP VI, may be deemed to beneficially own the shares of Common Stock held by Altitude VI.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Altitude V, ACP V and Arlington Management V may be deemed to have sole power to direct the vote and disposition of 6,728,262 shares of Common Stock held directly by Altitude V.

Each of Altitude VI, ACP VI and Arlington Management VI may be deemed to have sole power to direct the vote and disposition of 5,307,628 shares of Common Stock held directly by Altitude VI.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Issuer's Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Altitude V Holdings, LLC: /s/ Peter Manos, Peter Manos, Managing Principal of Manager of General Partner of Sole Member (06/24/2026)
- Altitude VI Holdings, LLC: /s/ David Wodlinger, David Wodlinger, Managing Principal of Manager of General Partner of Sole Member (06/24/2026)
- Arlington Capital Partners V, L.P.: /s/ Peter Manos, Peter Manos, Managing Principal of Manager of General Partner (06/24/2026)
- Arlington Capital Partners VI, L.P.: /s/ David Wodlinger, David Wodlinger, Managing Principal of Manager of General Partner (06/24/2026)
- Arlington Management V, L.L.C.: /s/ Peter Manos, Peter Manos, Managing Principal (06/24/2026)
- Arlington Management VI, L.L.C.: /s/ David Wodlinger, David Wodlinger, Managing Principal (06/24/2026)